UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

Financial Statements Relating to the Acquisition of MindEnergy AI Technology Pte. Ltd. (“MindEnergy”)

Reference is made to the current reports on Form 6-K filed by Junee Limited (the “Company”) with the U.S. Securities Exchange Commission on March 12, 2025 and April 30, 2025 in which the Company disclosed the completion of the acquisition of MindEnergy. Pursuant to the requirements of Regulation S-X in connection with a significant acquisition, the Company is furnishing the relevant financial statements as exhibits to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited Financial Statements of MindEnergy for the year ended June 30, 2024 and for the period from May 15, 2023 (date of incorporation) to June 30, 2023
99.2	Audited Financial Statements of MindEnergy for the six months ended December 31, 2024 and 2023
99.3	Unaudited Pro Forma Condensed Combined Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 23, 2025	By:	/s/ Yu Chun Kit
	Name:	Yu Chun Kit
	Title	Executive Director

2